April 28, 2006

VIA U.S. MAIL AND FACSIMILE

Susan S. Rhee
Associate General Counsel
Jackson National Life Insurance Company
1 Corporate Way
Lansing, Michigan 48951

	Re:	Jackson National Separate Account I
		Jackson National Life Insurance Company
		Initial Registration Statement on Form N-4
		File Nos. 333-132128 and 811-8664

Dear Ms. Rhee:

	The staff has reviewed the above-referenced registration statement, which the Commission received on March 1, 2006. We have given the registration statement a selective review based on the representations in your March 1, 2006 letter and in your April 5, 2006 e-mail that this filing is substantially similar to another variable annuity product, File Nos. 70472, 811-8664, that was previously reviewed by the staff. Based on our review, we have the following comment on this filing. Page numbers refer to the courtesy copy of the registration statement for File No. 333-132128.

1.  General

	Please explain to staff what relief the Commission has granted in regard to recapture of the bonus in this particular product including the citation for the notice and order granting such relief and the basis for relying on such relief.

2.  Periodic Expenses Table (pp. 5-6)

	a. Footnote 14 on p. 7 states that the maximum annual charge for the 5% Guaranteed Minimum Withdrawal Benefit (GMWB) with
Annual
Step-Up is 1.45% of the GWB. The expense table states that the maximum charge is 1.47%. Please resolve this discrepancy.

	b. Please give the full phrase for the abbreviation "GWB" (presumably guaranteed withdrawal benefit) the first time it is used at pp. 5-6.




3.  Expense Example (p. 11)

	Please confirm to staff that with respect to bonus riders, the fee figures in the example do not include any incremental increase attributable to the additional amount that would be credited based on a $10,000 investment. See Form N-4, Item 3, Instruction 21.

4.  7% GMWB Charge (p. 26)

	Please disclose how contractowners will be notified of the increase in charges for the 7% GMWB as described in the second full paragraph on p. 26. Please make this disclosure for all riders included in this registration statement. For example, please see language on p. 46 that has been used to disclose the potential increase in charges upon election of step-up.

5.  5% For Life GMWB With Annual Step-Up (pp. 27-28)

	Please disclose in the charges section how contractowners will be notified of the increase in charges upon election of step-up. For example, see language on p. 46 that has been used to describe that potential increase in the narrative section. Please make this disclosure with regard to all riders offering elected step-up in this registration statement.

6.  Power of Attorney (Part C)

	Please provide a Power of Attorney that relates specifically to this new registration statement as required by Rule 483(b) of the 1933 Act.

7.  Financial Statements, Exhibits, and Other Information

	Any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statements.

8.  Tandy Representations

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant`s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the
Commission from taking any action with respect to the filings;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

* the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the
effective date of the   registration statement as a confirmation
of
the fact that those requesting acceleration are aware of their respective responsibilities.

******************************************************************
***
***

	Please respond to these comments with a letter to me and a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

      Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendment to it. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statement, as amended.

      If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-4644.

      	Sincerely,


								Ellen J. Sazzman
								Senior Counsel
      							Office of Insurance
Products





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